Exhibit 4.2

DESCRIPTION OF OUR SECURITIES

A.	Common stock, par value $0.01 per share.

As of December 31, 2020, the authorized stock of Owl Rock Technology Finance Corp. (“ORTF,” the “Company,” “we,” “our,” or “us”) consisted solely of 500 million shares of common stock, par value $0.01 per share, and no shares of preferred stock, par value $0.01 per share. As permitted by the Maryland General Corporation Law (“MGCL”), our charter, as amended, provides that a majority of the entire Board of Directors of the Company (the “Board”), without any action by our shareholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. The charter also provides that the Board may classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our stock, and we can offer no assurances that a market for our stock will develop in the future. We do not currently intend for our shares to be listed on any national securities exchange, although it is possible that they would be listed in the future. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our shareholders generally are not personally liable for our debts, except as they may be liable by reason of their own conduct or acts. Unless the Board determines otherwise, we will issue all shares of our stock in uncertificated form.

None of our shares of common stock are subject to further calls or to assessments, sinking fund provisions, obligations of the Company or potential liabilities associated with ownership of the security (not including investment risks).

Under the terms of the charter, all shares of common stock have equal rights as to dividends, distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to shareholders if, as and when authorized by the Board and declared by us out of funds legally available therefor. Shares of common stock have no preemptive, exchange, conversion or redemption rights and shareholders generally have no appraisal rights. Shares of common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract (including the subscription agreement) and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire shares of common stock to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor, as defined in section 3(42) of the Employee Retirement Income Security Act of 1974, as amended, or a controlling person, restrict or prohibit transfers of shares of such stock or redeem any outstanding shares of stock for such price and on such other terms and conditions as may be determined by or at the direction of the Board. In the event of our liquidation, dissolution or winding up, each share of common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay or otherwise provide for all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Subject to the rights of holders of any other class or series of stock, each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors, and the shareholders will possess the exclusive voting power. There will be no cumulative voting in the election of directors. Cumulative voting entitles a shareholder to as many votes as equals the number of votes which such holder would be entitled to cast for the election of directors multiplied by the number of directors to be elected and allows a shareholder to cast a portion or all of the shareholder’s votes for one or more candidates for seats on the Board. Without cumulative voting, a minority shareholder may not be able to elect as many directors as the shareholder would be able to elect if cumulative voting were permitted. Subject to the special rights of the holders of any class or series of preferred stock to elect directors, each director will be elected by a majority of the votes cast with respect to such director’s election, except in the case of a “contested election” (as defined in the bylaws), in which directors will be elected by a plurality of the votes cast in the contested election of directors.

Limitation on Liability of Directors; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from

(a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The charter contains a provision that eliminates directors’ and officers’ liability, subject to the limitations of Maryland law and the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

 Maryland law requires a corporation (unless its charter provides otherwise, which the charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity against reasonable expenses actually incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under Maryland law, a Maryland corporation also may not indemnify for an adverse judgment in a suit by or on behalf of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The charter obligates us, subject to the limitations of Maryland law and the requirements of the 1940 Act, to indemnify (1) any present or former director or officer; or (2) any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, from and against any claim or liability to which the person or entity may become subject or may incur by reason of such person’s service in that capacity, and to pay or reimburse such person’s reasonable expenses as incurred in advance of final disposition of a proceeding. In accordance with the 1940 Act, we will not indemnify any person for any liability to the extent that such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his, her or its office.

Maryland Law and Certain Charter and Bylaw Provisions; Anti-Takeover Measures

Maryland law contains, and the charter and the bylaws also contain, provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of or to negotiate first with the Board. These measures may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of shareholders. We believe, however, that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the Board’s ability to negotiate such proposals may improve their terms.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, convert into another form of business entity, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by the corporation’s Board and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, the charter provides for approval of these actions by the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.

Subject to certain exceptions provided in the charter, the affirmative vote of at least 75% of the votes entitled to be cast thereon, with the holders of each class or series of our stock voting as a separate class will be necessary to effect any of the following actions:

•                  any amendment to the charter to make the common stock a “redeemable security” or to convert the Company from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act);

•                  the liquidation or dissolution of the Company and any amendment to the charter to effect and such liquidation or dissolution;

•                  any merger, consolidation, conversion, share exchange or sale or exchange of all or substantially all of our assets that the MGCL requires be approved by shareholders; or

•                  any transaction between the Company, on the one hand, and any person or group of persons acting together that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly (other than solely by virtue of a revocable proxy), of one-tenth or more of the voting power in the election of our directors generally, or any person controlling, controlled by or under common control with, employed by or acting as an agent of, any such person or member of such group.

However, if the proposal, transaction or business combination is approved by at least a majority of our continuing directors, the proposal, transaction or business combination may be approved only by the Board and, if necessary, the shareholders as otherwise would be required by applicable law, the charter and bylaws, without regard to the supermajority approval requirements discussed above. A “continuing director” is defined in the charter as (1) our current directors, (2) those directors whose nomination for election by the shareholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board or (3) any successor directors whose nomination for election by the shareholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

The charter also provides that the Board is divided into three classes, as nearly equal in size as practicable, with each class of directors serving for a staggered three-year term. Additionally, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, directors may be removed at any time, but only for cause (as such term is defined in the charter) and only by the affirmative vote of shareholders entitled to cast at least 75% of the votes entitled to be cast generally in the election of directors, voting as a single class. The charter and bylaws also provide that, except as provided otherwise by applicable law, including the 1940 Act and subject to any rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, any vacancy on the Board, and any newly created directorship resulting from an increase in the size of the Board, may only be filled by vote of the directors then in office, even if less than a quorum, or by a sole remaining director; provided that, under Maryland law, when the holders of any class, classes or series of stock have the exclusive power under the charter to elect certain directors, vacancies in directorships elected by such class, classes or series may be filled by a majority of the remaining directors so elected by such class, classes or series of our stock. In addition, the charter provides that, subject to any rights of holders of one or more classes or series of stock to elect or remove one or more directors, the total number of directors will be fixed from time to time exclusively pursuant to resolutions adopted by the Board.

The classification of the Board and the limitations on removal of directors described above as well as the limitations on shareholders’ right to fill vacancies and newly created directorships and to fix the size of the Board could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring or attempting to acquire us.

Maryland law and the charter and the bylaws also provide that:

•                  any action required or permitted to be taken by the shareholders at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting or by unanimous consent in lieu of a meeting;

•                  special meetings of the shareholders may only be called by the Board, the chairman of the Board or the chief executive officer, and must be called by the secretary upon the written request of shareholders who are entitled to cast at least a majority of all the votes entitled to be cast on such matter at such meeting; and

•                  from and after the initial closing, any shareholder nomination or business proposal to be properly brought before a meeting of shareholders must have been made in compliance with certain advance notice and informational requirements.

These provisions could delay or hinder shareholder actions which are favored by the holders of a majority of our outstanding voting securities. these provisions may also discourage another person or entity from making a tender offer for the common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders meeting, and not by written consent. The provisions of the charter requiring that the directors may be removed only for cause and only by the affirmative vote of at least three-quarters of the votes entitled to be cast generally in the election of directors will also prevent shareholders from removing incumbent directors except for cause and upon a substantial affirmative vote. in addition, although the advance notice and information requirements in the bylaws do not give the Board any power to disapprove shareholder nominations for the election of directors or business proposals that are made in compliance with applicable advance notice procedures, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and the shareholders.

Under the MGCL, a Maryland corporation generally cannot amend its charter unless the amendment is declared advisable by the corporation’s Board and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser or greater percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions discussed below, the charter provides for approval of charter amendments by the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter. The Board, by vote of a majority of the members of the Board, has the exclusive power to adopt, alter, amend or repeal the bylaws. the charter provides that any amendment to the following provisions of the charter, among others, will require, in addition to any other vote required by applicable law or the charter, the affirmative vote of shareholders entitled to cast at least 75% of the votes entitled to be cast generally in the election of directors, with the holders of each class or series of our stock voting as a separate class, unless a majority of the continuing directors approve the amendment, in which case such amendment must be approved as would otherwise be required by applicable law, the charter and/or the bylaws:

•                  the provisions regarding the classification of the Board;

•                  the provisions governing the removal of directors;

•                  the provisions limiting shareholder action by written consent;

•                  the provisions regarding the number of directors on the Board; and

•                  the provisions specifying the vote required to approve extraordinary actions and amend the charter and the Board’s exclusive power to amend the bylaws.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

The bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election as directors and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the Board or (c) by a shareholder who is a shareholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetingsof shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election as directors at a special meeting at which directors are to be elected may be made only (a) by or at the direction of the Board or (b) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing directors, by a shareholder who is a shareholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the Board any power to disapprove shareholder nominations for the election of directors or proposals recommending certain action, the advance notice and information requirements may have the effect of precluding election contests or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

No Appraisal Rights

For certain extraordinary transactions and charter amendments, the MGCL provides the right to dissenting shareholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. As permitted by the MGCL, the charter provides that shareholders will not be entitled to exercise appraisal rights unless the Board determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which shareholders would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

Certain provisions of the MGCL provide that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, which is referred to as the Control Share Acquisition Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•                  one-tenth or more but less than one-third;

•                  one-third or more but less than a majority; or

•                  a majority or more of all voting power.

The requisite shareholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of the corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or if a meeting of shareholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a shareholder meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of stock. The U.S. Securities and Exchange Commission (the “SEC”) staff previously took the position that, if a business development company (“BDC”) failed to opt-out of the Control Share Acquisition Act, its actions would be inconsistent with Section 18(i) of the 1940 Act. However, the SEC recently withdrew its previous position, and stated that is would not recommend enforcement action against a closed-end fund, including a BDC, that that opts in to being subject to the Control Share Acquisition Act if the closed-end fund acts with reasonable care on a basis consistent with other applicable duties and laws and the duty to the company and its shareholders generally. As such, we may amend our bylaws to be subject to the Control Share Acquisition Act, but will do so only if the Board determines that it would be in our best interests and if such amendment can be accomplished in compliance with applicable laws, regulations and SEC guidance.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested shareholder is defined as:

•                  any person who beneficially owns 10% or more of the voting power of the corporation’s stock; or

•                  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested shareholder under this statute if the corporation’s Board approves in advance the transaction by which he or she otherwise would have become an interested shareholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any such business combination generally must be recommended by the corporation’s Board and approved by the affirmative vote of at least:

•                  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•                  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if holders of the corporation’s common stock receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares. The statute provides various exemptions from its provisions, including for business combinations that are exempted by the corporation’s Board before the time that the interested shareholder becomes an interested shareholder. The Board intends to  adopt a resolution exempting from the requirements of the statute any business combination between us and any other person, provided that such business combination is first approved by the Board (including a majority of the directors who are not “interested persons” within the meaning of the 1940 Act). This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of the Company and increase the difficulty of consummating any offer.

Conflict with the 1940 Act

The bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act or any provision of the charter or the bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Exclusive Forum

Our bylaws require that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City (or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company (ii) any action asserting a claim of breach of any standard of conduct or legal duty owed by any of the Company’s director, officer or other agent to the Company or to its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL or the Charter or tylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum selection provision in our bylaws does not apply to claims arising under the federal securities laws, including the Securities Act and the Exchange Act.

There is uncertainty as to whether a court would enforce such a provision, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, this provision may increase costs for stockholders in bringing a claim against us or our directors, officers or other agents. Any investor purchasing or otherwise acquiring our shares is deemed to have notice of and consented to the foregoing provision.

The exclusive forum selection provision in our bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding such exclusive forum selection provision, a court could rule that such provision is inapplicable or unenforceable.